November 14, 2005
By EDGAR, Facsimile (202) 772-9220 and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jill Davis

Re:	Infinity Energy Resources, Inc. Form 8-K Filed November 7, 2005 File No. 0-17204
Dear Ms. Davis:
On behalf of Infinity Energy Resources, Inc. (the “Company”), set forth below is the response of the Company to the comments received from the Staff of the Securities and Exchange Commission contained in the letter dated November 9, 2005 regarding the above-referenced filing.
Comment 1: Please confirm, if true, that your certifying officers will reconsider the effect on the adequacy of your disclosure controls and procedures as of the end of the period(s) covered by your amended filings for all required periods in light of the financial accounting issue you have identified.
Response 1: We confirm that our certifying officers have reconsidered the effect on the adequacy of our disclosure controls and procedures as of the end of the period(s) covered by our amended filings for all required periods in light of the financial accounting issue we have identified. To that end, we have revised the disclosure in Item 4 of Part 1 of our Quarterly Report on Form 10-Q/A for the quarters ended March 31, 2005 and June 30, 2005, filed today.
Comment 2: We note that you intend to file restated financial statements for the affected periods. Please indicate when you expect to file your restated financial statements. We may have further comment after you file the restated financial statements.

Ms. Jill Davis
Securities and Exchange Commission
November 14, 2005

Response 2: We filed Forms 10-Q/A with restated financial statements for the affected periods today, November 14, 2005.
Please call me at (720) 932-6892 if you would like to discuss these matters.
Very truly yours,
/s/ Timothy A. Ficker
Timothy A. Ficker
Vice President, Chief Financial Officer

cc:	James A. Tuell, Infinity Energy Resources, Inc. Deborah Friedman, Esq.